Exhibit 99.1

ICON plc announces appointment of Professor Dermot Kelleher to the Board of Directors.
(NASDAQ:ICLR) (ISIN:  IE0001827041)

Dublin, Ireland, May 28 2008 – ICON plc, a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Professor Dermot Kelleher as a non-executive Director.

Professor Kelleher was appointed unanimously by ICON’s board of directors and in accordance with the company’s Articles of Association will stand for re-election by ICON’s shareholders at the Company’s next annual general meeting.

Professor Kelleher is currently Head of the School of Medicine at Trinity College, Dublin, Ireland and Director of the Institute of Molecular Medicine in Dublin.  His research interests are broad ranging in the fields of Gastroenterology, Immunology and Molecular Biology and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with Lilly Research laboratories and has been a founder of a number of biotechnology companies.

“We are delighted to welcome Professor Dermot Kelleher to the Board of ICON”, commented Chairman Dr John Climax.  “With his extensive experience in clinical research and in particular his academic insight into novel medicines, he will prove an invaluable addition to the Board.”

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 1,900 development projects and over 2,300 consultancy engagements across all major therapeutic areas. ICON currently has approximately 6,150 employees, operating from 69 locations in 36 countries. Further information is available at www.iconplc.com.

Source: ICON plc

Contact: Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 –1-291-2000
Both at ICON.